UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2026
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
INFORMATION CONTAINED IN THIS REPORT

On February 9, 2026, BloomZ Inc. (the Company) announced that its subsidiary, ECRUX Inc. (Cayman Islands), is advancing plans for an initial public offering
 (IPO) on the Nasdaq Capital Market. The Company currently maintains a majority ownership interest in ECRUX Inc. through its 100% ownership of BloomZ Inc.
(Hong Kong), which in turn holds a 75% interest in the operating entity, ECRUX Venture Partners, LLC (Korea).

Key details of the planned IPO include:

Listing Tier: ECRUX Inc. intends to list on the Nasdaq Capital Market under the Shareholders Equity listing requirement.

Capital Raise: The Company plans to raise approximately between $10 and $15 million in the IPO following a pre-IPO round of $5 million.

Use of Proceeds: Funds raised are expected to be utilized for M&A activities, fund formation for ECRUX Venture Partners, and general operating capital.

Governance: Post-offering, the corporate hierarchy is expected to remain with ECRUX Inc. (Cayman) acting as the top-tier entity holding BloomZ Inc.
(Hong Kong) and ECRUX Venture Partners.

The Company has engaged GGF CPA LTD to perform the necessary PCAOB audits for the fiscal years ending September 30, 2024, and 2025 to facilitate the listing. Authorized SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Feb 9, 2026